SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

NIRE 35.300.016.831

CNPJ No. 43.776.517/0001-80

Public Company

MATERIAL FACT

The Companhia de Saneamento Básico do Estado de São Paulo S.A. (“Sabesp” or the “Company”), in compliance with the provisions of the Brazilian Securities Commission Resolution No. 44, dated August 23, 2021, and further to the Material Facts disclosed on March 27, 2026 and April 27, 2026, hereby informs its shareholders and the market in general that, on this date, the Extraordinary General Meeting approved the split of all common shares issued by the Company at a ratio of 1:5, whereby each 1 (one) common share will now represent 5 (five) common shares, with no change to the share capital (“Stock Split”).

As a result of the Share Split, the Company's share capital will now be divided into 3,524,534,025 (three billion, five hundred twenty-four million, five hundred thirty-four thousand and twenty-five) common shares, all nominative, book-entry and without par value, and 1 (one) special class preferred share held exclusively by the State of São Paulo.

The Company's shares will be traded ex-split as of April 29, 2026, based on the shareholder position as of the record date of April 28, 2026. The shares resulting from the split will be credited to the respective shareholders on April 30, 2026 and , so they will be reflected in the shareholders' positions at the opening of the market on May 4, 2026. Such shares will grant their holders the same rights attributed to previously existing common shares, including participation in dividends and/or interest on equity and other distributions that may be declared by the Company after the present date.

São Paulo, April 28, 2026

DANIEL SZLAK

CFO and Head of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 28, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.